UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006
Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 25 August, 2006

ASX & MEDIA RELEASE
25 AUGUST 2006

NOVOGEN CASH RESERVES $33.5M, PHENOXODIOL RECEIVES US FDA APPROVAL FOR PHASE III HUMAN TRIAL

Pharmaceutical company Novogen Limited (ASX:NRT, NASDAQ:NVGN), has ended the 2005/06 financial year with solid cash reserves and US Food and Drug Administration (FDA) approval for the final phase of human clinical testing of its lead anti-cancer drug, phenoxodiol.

Revenue for the year ended 30 June, 2006, was $18.3 million, a 3.2 per cent improvement over the previous corresponding period of $17.7 million.

Cash reserves at 30 June, 2006 were $33.5 million, a decrease of $13.8 million over the year.

Research and Development (R&D) expenditure increased by $1.8 million to $12.0 million, from $10.2 million in the previous corresponding period.

The increased R&D expenditure mostly reflected costs associated with progressing the pre-clinical and clinical drug development program, and the scale-up and drug manufacturing process development costs for human clinical testing of phenoxodiol being conducted by Novogen’s majority owned subsidiary, Marshall Edwards, Inc.

In May 2006, the US FDA granted Marshall Edwards Inc Special Protocol Approval for the phase III human clinical trial of phenoxodiol as a chemo-sensitizing agent in women with drug resistant ovarian cancer.

This form of approval by the FDA settles and agrees the clinical parameters which will permit commercialisation of phenoxodiol if it meets its clinical objectives.

Novogen Managing Director, Mr Christopher Naughton, said the group was now in a substantial growth phase with phenoxodiol approved to enter the final stage of clinical development prior to the application for product registration. The Group is also continuing to progress its pipeline of other drugs in various stages of advanced development.

“The key elements of Novogen’s R&D strategy have been to progress the drug pipeline as far as possible and to surround it with strong patent protection before taking on a commercialisation partner,” Mr Naughton said.

“While this entails considerable upfront expenditure, the result is the continued creation and preservation of substantial long term value for Novogen shareholders.”

Mr Naughton said a realistic measure of accruing value in the Company was the strength of its global patent portfolio, which had increased from 45 to 61 during the year.

Clinical development progress by the Novogen group during the year included the following:

•
Yale University researchers in March 2006, reported data which revealed 74 per cent of women patients treated with phenoxodiol as a chemo-sensitizing agent showed evidence of either tumour stability or shrinkage;

•	Results in November 2005, from an Australian clinical trial of phenoxodiol in men with late stage hormone resistant prostate cancer showing significantly delayed tumour progression;
•	Also in November Yale University reported encouraging results from clinical studies of phenoxodiol in women with cervical and vaginal cancer;
•	Completion in March 2006, of a phase I clinical trial of the anti-inflammatory drug NV-52, for bowel disease, revealing it has potential as an oral therapy;
•
Results in September 2005, of a phase Ib clinical trial of the experimental cardio-vascular drug trans-NV-04, demonstrating reductions in blood pressure and arterial stiffness in patients with compromised weight and heart health;

•
Novogen granting in May 2006, an exclusive licence to MEI for the development of two new anti-cancer drugs, NV-196 for the treatment of pancreatic and bile duct cancer, and NV-143 for a broader anti-cancer therapy.

Novogen group’s loss after tax for the year ended 30 June 2006, was $16.2 million, an increase from $12.6 million for the previous corresponding period.

After balance date, Marshall Edwards Inc raised US$18 million in addition to an associated line of equity credit of US$15 million.

Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.